Non-binding Summary of Terms

Key Term	Commentary
Parties	▪ Madryn Asset Management, LP and certain affiliates thereof ("**Madryn**") ▪ EW Healthcare Partners, L.P. and certain affiliates thereof ("**EW**")
Structure & Mechanics	▪ EW will sell to Madryn all of its preferred shares of Venus Concept, Inc. (the "**Company**") and all of its rights, title and interest in the convertible debt of Company issued to EW, consisting of (i) shares of the Company's Voting Convertible Preferred Stock, (ii) shares of the Company's Senior Convertible Preferred Stock, and (iii) those certain Secured Subordinated Convertible Notes originally issued by the Company to EW in January 2024, in exchange for an aggregate purchase price of $2,600,000 (the "**Purchase Price**"). ▪ The Purchase Price will be payable by Madryn to EW in four cash installments of $650,000. Each installment shall be payable, respectively, (i) 18 months after the closing date, (ii) 24 months after the closing date, (iii) 30 months after the closing date and (iv) 36 months after the closing date. ▪ For the avoidance of doubt, no cash amount will be payable by Madryn to EW on the closing date. ▪ Structure subject to tax diligence and analysis and other terms to be mutually agreed in definitive documentation.

The undersigned have executed and delivered this Non-binding Summary of Terms as of the last date set forth below.

Madryn Asset Management, LP

By: /s/ Avinash Amin
Name: Avinash Amin
Title: Managing Partner
Date: 3/17/2026

EW Healthcare Partners, L.P.

By: /s/ R. Scott Barry
Name: R. Scott Barry
Title: Its Authorized Signatory
Date: 3/17/2026